Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 59046-7

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

June 4, 2007

VIA FAX (202) 772-9210 AND
EDGAR CORRESPONDENCE
Mail Stop 4561

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010

Attention:       Ms. Cicely LaMothe, Branch Chief and Wilson K. Lee, Staff Accountant

Dear Ms. LaMothe and Mr. Lee:

Re:      Nordic Nickel Ltd. (the "Company")
            Form 10-KSB for Fiscal Year Ended December 31, 2006 filed April 10, 2007
            File No. 000-49725
            Response to SEC Comment Letter dated May 17, 2007

We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the comments of the reviewing staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), as set forth in the SEC's comment letter of May 17, 2007 (the "SEC Letter").

In this regard we confirm, on behalf of the Company, that the following proposed amended form (the "Amended Form") is enclosed with the EDGAR correspondence (but not with the faxed copy of this letter) for the Staff's review:

Form 10-KSB for Fiscal Year Ended December 31, 2006 (one clean and one marked to show all changes from the April 10, 2007 filing).

The following, therefore, we confirm, are responses addressing the Staff's comments in the SEC Letter. The Staff's comments in the SEC Letter are sequentially numbered as set forth hereinbelow, and the Staff's comments are in italics below while the Company's responses follow in bold.

Form 10-KSB for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

1.         To the extent that your current auditors are relying upon the work of other auditors for the cumulative from inception data, the separate report of the other accountants must be included in the filing. Please advise or revise accordingly.

Response:       We thank the Staff for its comments in this regard and confirm, on behalf of the Company, that the Amended Form has been revised to include the separate report of each of (i) Bateman & Co., Inc., P.C. and (ii) Clyde Bailey, P.C., the Company's previous auditors. The Company advises that together, these reports cover all periods from the Company's inception.

Staff Comment:

Certifications

2.         We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response:       We thank the Staff for its comments in this regard and confirm that the Company has advised that the Company's officers signed such certifications in a personal capacity. These certifications have been revised in the Amended Form to exclude the title of the certifying individual from the opening sentence, and we further confirm that the Company has advised that it will revise such certifications in future filings to exclude the title of the certifying individual in the opening sentence.

In addition, at the Staff's request in the SEC Letter, enclosed please find a written statement from the Company acknowledging that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that each of the foregoing and the enclosed Amended Form is clear and satisfactory in response to the SEC Letter. Please advise if the Staff has any further comments or if the Amended Form is now suitable for filing at this time as Amendment No. 1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006.

On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter.

Yours very truly,

/s/ Daniel Dex

Daniel Dex*
for Lang Michener LLP

*Called to the Bars in New York and British Columbia

Encl.